[Insight Communications Company, Inc. Letterhead]

        September 28, 2005

VIA EDGAR, FAX AND HAND DELIVERY

Abby Adams
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Insight Communications Company, Inc.
  Preliminary Proxy Statement on Schedule 14A—File No. 0-26677
  Schedule 13E-3—File No. 5-58331
  Filed August 19, 2005

Dear Ms. Adams:

        We have received your letter dated September 14, 2005, containing comments with respect to the above referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an amended preliminary proxy statement and an amended Schedule 13E-3. Capitalized terms used but not defined in this letter have the meanings given them in the preliminary proxy statement. Please note that information for several of the responses below has been provided to us by the special committee's financial advisors or principals of Acquisition.

Schedule 13D filed March 7, 2005 by Sidney R. Knafel, Michael S. Willner, et al.

1.
It appears from the background of this document that this group was formed as early as spring 2004. Tell us why these individuals did not file a Schedule 13D at that time and provide us your analysis regarding their compliance with Regulation 13D-G. In addition, note that when parties form a group, each member of the group beneficially owns all shares held by the group. Revise the Schedule 13D accordingly. See Rule 13d-5(b)(1).

RESPONSE

        Although Sidney Knafel and Michael Willner had preliminary discussions concerning a potential transaction involving Insight, Mr. Knafel and Mr. Willner did not form a Section 13(d) group until March 6, 2005, when they filed a Schedule 13D in connection with submitting a proposal, together with Carlyle, to Insight's board of directors. Until a financial sponsor was willing to submit a proposal on terms acceptable to each of Mr. Knafel and Mr. Willner, Mr. Knafel and Mr. Willner did not have an oral or written agreement or understanding regarding their joint involvement in a transaction involving Insight. It is well settled that a stockholder is not required to file a Schedule 13D to disclose "tentative plans or inchoate plans." Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1387 (S.D.N.Y. 1982). Accordingly, "unless a course of action is decided upon or intended, it need not be disclosed" in a Schedule 13D. Azurite Corp. Ltd. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995). In Azurite, the Second Circuit Court of Appeals held that a "roughly sketched possible course of action" did not meet the level of intent to undertake a transaction that must be disclosed in a Schedule 13D. Id. at 19. Here, Mr. Knafel and Mr. Willner merely had tentative and indefinite ideas about hypothetical going-private or recapitalization transactions that could not be undertaken without the participation of a third-party equity investor. Prior to submitting a proposal to the Insight board with Carlyle, the discussions with the potential private equity investors were merely discussions and preliminary negotiations that could have been terminated at any time. As the Chairman of the Board and the President and Chief Executive Officer of Insight, respectively, Mr. Knafel and Mr. Willner regularly review hypothetical transactions aimed at enhancing stockholder value. In Lane Bryant, Inc. v. Hatleigh Corp., the United States District Court for the Southern District of New York reasoned that Section 13(d) permits parties to "obtain information with relative freedom, to discuss preliminarily the possibility of entering into agreements and to operate with relative freedom until they get to the point where they do in fact make arrangements which they must record under the securities laws." 1980 WL 1412 at *1 (S.D.N.Y. June 9, 1980); see also Pantry Pride, Inc. v. Rooney, 598 F. Supp 891, 900 (S.D.N.Y. 1984) ("Section 13(d) allows individuals broad freedom to discuss the possibilities of future agreements without filing under the securities laws."). In Pantry Pride, the court found that two of the defendants' preliminary discussions concerning a proxy contest did not create a group warranting the filing of a Schedule 13D until two of the defendants executed an agreement because one of the defendants needed the other's shares to undertake the proposed transaction. 598 F. Supp at 899-900. Similarly, here, Mr. Knafel and Mr. Willner considered the feasibility of a hypothetical transaction that they could not have undertaken without first finding a third-party equity investor to contribute the required funds. Moreover, during these exploratory discussions, Mr. Knafel and Mr. Willner had certain unique interests. In light of their unique interests, both Mr. Knafel and Mr. Willner participated in preliminary discussions in their individual capacities with each potential third-party equity investor. Stated differently, neither Mr. Knafel nor Mr. Willner gave a proxy or permission to the other to negotiate a transaction, but rather both represented their own interests during the negotiation process. As a result, all discussions that Mr. Knafel and Mr. Willner had with respect to a transaction involving Insight were speculative and inchoate until they each came to proposed terms that satisfied their respective interests with a willing third-party equity investor. Mr. Knafel and Mr. Willner negotiated the terms of a going-private transaction proposal with Carlyle through the weekend of March 5-6, 2005. The parties submitted a proposal to the Insight board on March 6, 2005, and Mr. Knafel and Mr. Willner jointly filed a Schedule 13D on Monday, March 7, 2005.

        The filing of a Schedule 13D by Sidney Knafel and Michael Willner disclosing the possibility of a transaction before a proposal was made to the Insight board followed by a subsequent amendment to the Schedule 13D each time discussions with a potential third-party equity investor terminated would have been confusing, if not misleading, to Insight's investors and the market generally. Federal courts have held that disclosure of "indefinite plans does not serve the purposes of [Section] 13(d) and, indeed, may actually mislead investors." Purolator v. Tiger International,  Inc., 510 F. Supp. 554, 556 (D. D.C. 1981). In Susquehanna Corp. v. Pan American Sulphur Co., the Fifth Circuit Court of Appeals held that it would have been misleading to Susquehanna's investors for it to have disclosed its idea to merge with Pan American because the "idea for such a merger never got off the ground." 423 F.2d 1075, 1084-85 (5th Cir. 1970). As discussed above, the disclosure of tentative or inchoate plans should not be required. Had Mr. Knafel and Mr. Willner filed a Schedule 13D at the time they entered into discussions or preliminary negotiations with the first of a number of potential third-party equity investors, Insight's stock price likely would have increased on the news. If Mr. Knafel and Mr. Willner had then amended the Schedule 13D each time a negotiation terminated, Insight's stock price likely would have fallen on the news. Were Mr. Knafel and Mr. Willner required to report each of these preliminary discussions, this cycle would have repeated itself over and over and potentially confused Insight's investors and the market generally. Accordingly, under the facts and circumstances, the course followed by Mr. Knafel and Mr. Willner in filing a Schedule 13D when a proposal was submitted to the Insight board was appropriate. In this regard, we have modified certain disclosures under "Background of the Merger" in the proxy statement to more clearly reflect the tentative and undetermined nature of discussions and negotiations with the various potential equity investors in 2004.

        As evidenced by the discussion set forth in the "Background of the Merger" section of the preliminary proxy statement, Thomas Kempner, James Marcus and Andrew Knafel (in his individual capacity and in his capacity as the trustee of certain trusts for the benefit of Sidney Knafel's children) did not participate in any negotiations with respect to the potential transaction and, prior to Sidney Knafel, Michael Willner and Carlyle submitting a proposal to the Insight board on March 6, Mr. Kempner, Mr. Marcus and Mr. Andrew Knafel had no oral or written agreement or understanding between themselves or with either Sidney Knafel or Michael Willner with respect to a potential transaction.

        With respect to the third sentence of the Staff's comment, under the holding in Morales v. Freund, each member of a Rule 13d-5 group is deemed to beneficially own all of the securities owned by each other member of the group. 163 F.3d 763, 767 (2d Cir. 1999). However, it also is meaningful to show individual ownership of Insight Class A common stock, rather than just the same aggregate beneficial ownership for each filing person. Therefore, in the next amendment to the Schedule 13D/A that will be filed in connection with determining the remaining Continuing Investors (please refer to our response to comment 4 below), the tables at the front of the Schedule 13D/A will provide footnote disclosure for each filing person that indicates the filing persons may be deemed a Section 13(d) group and indicates the resulting aggregate deemed beneficial ownership of such filing person.

Preliminary Proxy Statement

Introduction

2.
You provide an introduction, a Q&A, and then a summary, which together total more than 15 pages and repeat much of the same information. Revise these three sections of the document to eliminate repetition among them and to provide one summary in plain English which highlights the most material information in this transaction. In doing so, be certain to include a summary of the fairness determination made by each person filing the Schedule 13E-3, the filing persons' conflicts of interest, termination fees, "sponsor" fees, etc.

RESPONSE

        We have revised the preliminary proxy statement to eliminate the separate "Summary" section in its entirety. In doing so, we have expanded the disclosure in the Summary Term Sheet, in particular to address those items specified in your comment. We also have revised the Q&A section to eliminate redundancies with the revised Summary Term Sheet.

3.
Revise the summary and the tax section to eliminate the term "certain" and clarify that you have summarized all material federal tax consequences of the transaction with respect to the company, its affiliates, and unaffiliated security holders. See Item 1013(d) of Regulation M-A. Include disclosure of any tax consequences to the company or the affiliates that are more favorable than the tax consequences to the unaffiliated security holders.

RESPONSE

        We have revised the caption in the text to read "Material United States Federal Income Tax Considerations" and have clarified the disclosure accordingly. This disclosure applies to all U.S. Holders of Insight common stock who receive cash in exchange for all of their shares of Insight common stock. We have not addressed federal income tax considerations for Non-U.S. Holders because such treatment may depend, in part, upon the country in which such holder resides, as well as any other special circumstances that may exist, and we believe there are very few Non-U.S. Holders of Insight common stock. Accordingly, we do not believe such disclosure would be meaningful.

        We have added disclosure under "Special Factors—Effects of the Merger" on pages 44 and 45 of the amended proxy statement to clarify the federal tax treatment of the merger to both the Insight stockholders that will not have a continuing interest in the Surviving Corporation and the Continuing Investors. These are the only material federal income tax consequences to Insight or its affiliates that are more favorable than the tax consequences to the unaffiliated Insight stockholders.

        We also have revised the cross-reference to the tax section on page vi of the summary term sheet. We respectfully submit that this disclosure succinctly states the only material federal tax consequence (i.e., that the receipt of cash for shares of Insight common stock will be taxable) to Insight stockholders being asked to vote upon the transaction.

Who are the continuing investors?, page v

4.
We note that other Insight security holders not identified here will have an opportunity to exchange all of their Insight securities for securities of the acquiring entity, which will result in their ownership of securities in the surviving entity. Identify these security holders in your response, with a view toward disclosure, and tell us why these persons are not affiliates engaged in this Rule 13e-3 transaction and should not be filing persons on the Schedule 13E-3.

RESPONSE

        Certain members of Insight's management and other Insight stockholders are expected to become Continuing Investors. In addition to the stockholders who have already agreed to be Continuing Investors and that are identified in the amended proxy statement, Acquisition expects to invite as Continuing Investors:

  •
  Two executive officers of Insight (representing 10,000 shares of Insight common stock in the aggregate);

  •
  Six officers of Insight that hold 623,363 Loan Program Exchange Shares in the aggregate, a portion of which are required to be rolled over under the exchange agreement described in the proxy statement;

  •
  Approximately ten other officers of Insight (representing approximately 15,000 shares of Insight common stock in the aggregate);

  •
  Nine relatives of Sidney Knafel (representing 276,770 shares of Insight common stock in the aggregate);

  •
  Thomas L. Kempner's secretary, five trusts for the benefit of Mr. Kempner and certain members of his family and five other relatives of Mr. Kempner (representing 733,911 shares of Insight common stock in the aggregate); and

  •
  Eight associates of Mr. Knafel and three associates of Mr. Willner (representing 421,409 shares of Insight common stock in the aggregate).

        We will conclusively determine the final Continuing Investors prior to mailing definitive proxy materials, and all disclosures regarding the Continuing Investors in the proxy statement will be submitted for your review prior to mailing definitive proxy materials.

        Insight will use the Staff's Current Issues and Rulemaking Projects Outline, dated November 14, 2000 (the "Current Issues Outline"), for guidance as to which of the Continuing Investors are "affiliates" of the issuer within the scope of Rule 13e-3(a)(1) and whether such affiliates are deemed to be engaged, directly or indirectly, in the going private transaction. Insight understands that the Staff consistently has taken the position that members of senior management of an issuer that is going private are affiliates of that issuer and that depending on the particular facts and circumstances of the transaction, such members of management also might be deemed to be engaged in the transaction. Any such persons that are affiliates engaged in the going private transaction will incur a Schedule 13E-3 filing obligation and Insight's Schedule 13E-3 will be amended to include these filing persons.

5.
In addition, we note from page 6 and elsewhere in the document that Carlyle, referred to in the background section as one of the "buyers" of the company, will provide $606 million in cash toward the $672 million needed to finance this transaction and will hold Series B Voting Preferred Stock in the surviving entity, which will vote with the Series A Voting Preferred Stock together as one class and the Series B Preferred Stockholders will be entitled to elect 4 of the 9 directors of the surviving entity. We note from the Schedule 13D that Carlyle will obtain these funds from its affiliate, TC Group, LLC. Please provide us your analysis regarding why Carlyle and TC Group,

  LLC should not be filing persons on the Schedule 13E-3. Refer to section II.D.3. of our Current Issues Outline, publicly available on our website, www.sec.gov, for further guidance on the determination of when purchasers become affiliates engaged in the Rule 13e-3 transaction.

RESPONSE

        We respectfully submit that neither the Carlyle funds that will make the investment in Acquisition which will provide Acquisition with the funds necessary to consummate the merger nor TC Group, LLC, which indirectly controls the Carlyle funds (collectively, the "Carlyle Entities"), should be Schedule 13E-3 filing persons.

        Rule 13e-3(d) imposes Schedule 13E-3 filing obligations on the issuer or an affiliate of the issuer engaging in a Rule 13e-3 transaction. Rule 13e-3(a)(1) defines an "affiliate" of an issuer as "a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer." Control is defined in Rule 12b-2 as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through voting securities, by contract or otherwise."

        The Carlyle Entities have no direct or indirect investment in or power to control Insight and are not controlled by or under common control with Insight. We understand that all of the issued and outstanding equity securities of Acquisition are held by the Carlyle Entities, and Acquisition similarly has no direct or indirect investment in or power to control Insight. While Acquisition is party to the merger agreement with Insight, the pendency of that agreement does not make Acquisition an affiliate of Insight. Similarly, while, in connection with the consummation of the closing of the merger the Continuing Investors will contribute common stock of Insight to Acquisition in exchange for non-voting stock of Acquisition, that contribution will not occur until such time as all conditions to closing have been satisfied and the merger is about to occur.

        In Section II.D.3 of the Current Issues Outline, the Staff expresses the view that where "the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board… and otherwise be in a position to 'control' the surviving company…" management and the purchaser entity (on our facts, Acquisition) are required to file a Schedule 13E-3. While, as suggested above, we believe Acquisition is not otherwise an affiliate of management or Insight, consistent with the Staff's view, Acquisition, Sidney Knafel, Michael Willner, Thomas Kempner, James Marcus, Andrew Knafel and four trusts for the benefit of Sidney Knafel's children have nonetheless filed a Schedule 13E-3.

        Section II.D.3 of the Staff's Current Issues Outline goes on to formulate a "look through" approach for use in situations where a purchaser such as Acquisition forms a merger subsidiary or other acquisition vehicle to consummate the transaction. In such a case, but for this approach, the acquisition vehicle might not be deemed to be affiliated with the issuer, thus insulating the purchaser from any filing requirement. This "look through" approach permits the Staff to "look through" the acquisition vehicle "and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle."

        In this case, no subsidiary acquisition vehicle has been formed and no attempt has been made to shield the purchaser, which is Acquisition, from filing a Schedule 13E-3. Accordingly, this "look through" approach is inapposite. Further, there is no indication that this approach is intended to reach to entities above the purchaser-parent of the subsidiary acquisition vehicle. Indeed, to do so would be to require independent persons with no relationship whatsoever to the issuer—no control or common control relationship and no equity interest—to be treated as affiliates merely because they are investing alongside persons who are deemed affiliates. Moreover, the equity securities of Acquisition could just as easily be owned by Insight's management, or some temporary accommodation party, rather than the

Carlyle Entities. We do not believe that Schedule 13E-3 filing obligations should turn on who happens to form the purchaser.

        Accordingly, we believe that the Carlyle Entities have no obligation to file a Schedule 13E-3.

Cautionary Statement Regarding Forward-Looking Statements, page xi

6.
Revise the concluding paragraph of this section to clarify your obligation pursuant to Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

RESPONSE

        The concluding paragraph, which appears on page xi of the amended proxy statement, has been revised to reflect that the Schedule 13E-3 will be amended to report promptly any material changes in the information previously disclosed in the Schedule 13E-3.

Summary

7.
We note from page 4 that the fairness opinions of the financial advisors do not address the fairness of the transaction to dissenting security holders. Why have dissenting security holders been excluded? How can the advisors provide an opinion that excludes a group of security holders that has yet to be identified? What if all of the unaffiliated security holders dissent?

RESPONSE

        Dissenting security holders have been excluded from the fairness opinions because the consideration to be received by any such dissenting security holders was unknown to the financial advisors at the time they rendered their respective opinions. As a matter of Delaware law, the consideration to be received by the holders of dissenting shares will be determined after a lengthy judicial appraisal proceeding (typically months or years after the merger is closed), and such consideration can be less than, the same as or more than the consideration to be paid in the merger. The financial advisors are unable to express an opinion as to the fairness of an unspecified amount of consideration. We respectfully advise the Staff that the financial advisors believe the exclusion of dissenting security holders is a reasonable and customary exclusion from a fairness opinion in transactions such as this where dissenters' rights are available.

        With respect to the Staff's last question, the merger agreement provides that it must be adopted and approved by the holders of a majority of the outstanding shares of Insight Class A common stock entitled to vote thereon held by unaffiliated security holders. Thus, if all of the unaffiliated security holders dissent, the merger will not be approved.

Special Factors, page 11

8.
Revise the order of the document so that the special factors section includes the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 immediately after the summary term sheet. See Rule 13e-3(e)(1)(ii). Currently, this information follows an indepth discussion of the structure of the merger. While this information is important, particularly as it describes the effects of the merger, the current order of the document does not adequately hightlight the Item 7, 8 and 9 information.

RESPONSE

        We have moved "The Special Meeting" section to follow "Special Factors" and have reordered the subsections under "Special Factors" to highlight the disclosures required by Items 7, 8 and 9 of Schedule 13E-3.

Primary Benefits and Detriments of the Merger, page 22

9.
There appears to [be] an error in the sixth bullet point on page 23. Please clarify.

RESPONSE

        The sixth bullet should have been a new paragraph, and the typographical error at the beginning of the referenced sentence has been corrected. Please refer to page 44 of the amended proxy statement.

10.
We note from the penultimate bullet point on page 23 that there are other benefits to affiliates not described here. Revise this section to provide a reasonably detailed list of all benefits and detriments of the transaction for the company, affiliates and unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 44 and 45 of the amended proxy statement.

Effects of the Merger on Insight's Net Book Value and Net Loss, page 24

11.
Please tell us when you intend to complete this table.

RESPONSE

        The disclosure in this table will be completed as soon as practicable following a final determination of who the Continuing Investors will be. In this regard, please refer to our response to comment 4 above.

Background of the Merger, page 24

12.
Revise to clarify what about the trading prices of Insight's Class A common stock led Messrs. Knafel and Willner to begin considering a management-led buyout of the company. For example, did they consider the stock to be undervalued? Were prices at an historical low?

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 1 and 2 of the amended proxy statement.

13.
Refer to pages 24-5. Clarify why the discussions with the first investment firm ended. Disclose how many investment firms were contacted in the fall of 2004 and why those discussions ended, as well.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 2 of the amended proxy statement.

14.
With a view toward disclosure, tell us how Dow Lohnes and Morgan Stanley were chosen to advise the insiders.

RESPONSE

        Dow Lohnes has represented Insight from time to time, including in connection with the original formation of the Insight Midwest joint venture in 1998. Accordingly, Dow Lohnes was selected based on its familiarity with Insight and its principals, as well as its experience and reputation within the cable industry. The selection of Morgan Stanley was based on several factors, including its reputation and experience in mergers and acquisition transactions in the cable industry.

15.
On page 25 you state "Ultimately, this investment firm determined not to proceed with a transaction at as high a valuation range as Carlyle and consequently the parties were not able to reach an agreement in principle to proceed." Please clarify this statement. For example, are you referring to value to the unaffiliated security holders, or value of the entire transaction?

RESPONSE

        The disclosure has been revised as requested. Please refer to page 2 of the amended proxy statement.

16.
Provide us copies of the complaints, answers, and any material filings made with respect to the lawsuits discussed on page 27 and elsewhere in the document.

RESPONSE

        The following complaints were filed following the March 6, 2005 offer to take Insight private:

  •
  Bellamy v. Insight Commc'ns Co., CA 1154-N (Del. Ch.)

  •
  Wagenti v. Insight Commc'ns Co., CA 1155-N (Del. Ch.)

  •
  Schemis v. Insight Commc'ns Co., CA 1156-N (Del. Ch.)

  •
  Cent. Laborers' Pension Fund v. Insight Commc'ns Co., CA 1176-N (Del. Ch.)

  •
  Am. Fed'n of Television and Radio Artists Ret. Funds v. Insight Commc'ns Co., CA 1181-N (Del. Ch.)

  •
  In re Insight Commc'ns Co. S'holders Litig., Consol. CA 1154-N (Del. Ch.) (consolidating all previously filed actions)

        Copies of each complaint are being provided to you on a supplemental basis under separate cover. No answers or other material filings with the court have been made with respect to such lawsuits.

17.
Revise to clarify why the special committee decided to retain two financial advisors. Provide us copies of their engagement letters on a supplemental basis. Disclose what directions were given to the firms regarding their respective duties, the degree to which they would work together and how. In addition, given the disclosure of past relationships between Citigroup and parties to this transaction, it appears that you should revise the disclosure on page 27 that there was an "absence of investment banking advisory relationships creating conflict concerns." It is also unclear if the description "independent" is appropriate. Please revise or advise. Revise to clarify whether the special committee was aware of the conflicts disclosed in Citigroup's opinion at the time they engaged the advisor.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 5 of the amended proxy statement.

        With respect to past relationships of Citigroup, the special committee was aware that Citigroup had not provided any investment banking or financing services to Insight, Messrs. Knafel or Willner or Carlyle, but had performed certain of such services for entities of which Carlyle would be deemed to be an affiliate due to its investment. However, the special committee did not view these relationships as compromising the independence of Citigroup in providing advice to the special committee.

        Evercore and Citigroup have advised us that they believe all of the information required by Item 1015(b)(4) of Regulation M-A with respect to their engagement letters has been disclosed in the proxy statement.

18.
Revise page 28 to clarify what aspects of the fee structure were considered by the special committee and the basis for the special committee determination that "the fee structure would ensure that its financial advisors would not be motivated in favor of a proposed transaction which was not in the best interests of the public stockholders."

RESPONSE

        The disclosure has been revised as requested. Please refer to page 5 of the amended proxy statement.

19.
Did the special committee rely on information obtained from its financial advisors in its presentation at the meeting on May 11?    Please clarify.

RESPONSE

        We understand that the special committee did not rely on the presentation that its financial advisors made to the buyers' financial advisors on May 11, 2005. We understand that the presentation given by the special committee's financial advisors to the buyers' financial advisors at the May 11, 2005 meeting was used in connection with setting the stage for discussions on price and was not intended to be relied on by the special committee.

20.
We note the reference to presentations made by the affiliates' financial advisors. Revise the document to summarize all reports provided to the affiliates by their advisors, whether written or oral, preliminary or final, as required by Item 1015(a) of Regulation M-A. Provide all disclosure regarding the advisors required by Item 1015(b) of Regulation M-A, to the extent you have not done so. File all written reports as exhibits to the Schedule 13E-3. See Item 1016(c) or Regulation M-A.

RESPONSE

        A summary of the presentation materials used by Morgan Stanley and Stephens at the meeting of the special committee on April 27, 2005 is included as a new subsection captioned "Presentation of Morgan Stanley and Stephens" under "Special Factors." A copy of the presentation materials is being filed as exhibit (c)(6) to the amended Schedule 13E-3. A summary of the discussion materials used by Morgan Stanley and Stephens at the June 15, 2005 meeting with Citigroup and Evercore, the financial advisors of the special committee, has not been included in the proxy statement and the discussion materials have not been filed as an exhibit to the Schedule 13E-3 as the special committee did not rely on the analyses contained in these materials. The June 15, 2005 discussion materials were used solely to facilitate discussions with Citigroup and Evercore.

21.
In this regard, we note that it does not appear that you have summarized each report presented by the special committee's financial advisors in the document. For example, we note that there are three reports filed as exhibits to the Schedule 13E-3, but you have summarized only one in the document. Please revise the document to summarize each report, whether preliminary or final, oral or written.

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 7, 9 and 15 of the amended proxy statement.

Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger, page 38

22.
We note that the special committee made its fairness determination with respect to "holders of shares of Insight Class A common stock of Insight (other than the Continuing Investors)." Please confirm, if true, that the fairness determinations of the special committee, the board, and each filing person have been made with respect to the unaffiliated security holders, as that term is defined in Rule 13e-3, as required by Item 1014(a) of Regulation M-A.

RESPONSE

        We confirm that the fairness determinations of the special committee, the board and each filing person have been made with respect to the unaffiliated security holders.

23.
Revise page 38 to explain how the statement that "the per subscriber value implied by an $11.75 per share offer price is approximately $3,400" supports the fairness determination.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 16 of the amended proxy statement.

24.
Revise page 41 to provide additional information regarding why the special committee and its advisors do not believe net book value is an appropriate valuation methodology for this company.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 19 of the amended proxy statement.

25.
If the special committee was aware of the company's net book value or liquidation value, revise this section to disclose those values.

RESPONSE

        In light of the views of the special committee, after consultation with its financial advisors, regarding the inutility of net book value and liquidation value as valuation metrics for Insight, the special committee did not request its financial advisors to present, and the financial advisors did not present, calculations of net book value or an assumed liquidation value. However, the special committee was aware of the net book value of Insight reflected in Insight's balance sheet.

26.
The board has not addressed each substantive and procedural factor in Item 1014 in discussing its fairness determination. Revise the discussion to address each factor, if the board did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Q&A No. 20 of Exchange Act Release No. 17719 (April 17, 1981).

RESPONSE

        The disclosure has been revised as requested. Please refer to page 21 of the amended proxy statement.

Opinions of the Financial Advisors, page 43

27.
We note the disclosure at the top of page 44, which states that the opinions "should not be used or relied upon for any other purpose." We note similar disclosure in the Evercore opinion, included as Annex D. Evercore's opinion also states that it "shall not confer rights or remedies upon. .. any stockholder, creditor or any other person other than the Special Committee." As these disclaimers were inconsistent with the disclosure relating to the opinion, the limitations should be deleted.

RESPONSE

        Evercore has deleted these limitations from its fairness opinion included as Annex D to the amended proxy statement. The disclosure on page 22 of the amended proxy statement has been revised accordingly.

28.
We note from their respective opinions that the financial advisors have assumed certain information with respect to the projections prepared by management. They have also assumed that the terms of the merger and related agreements would not materially differ from those they reviewed. Clarify, if true, that management confirmed the facts assumed by [the] Evercore with respect to the projections. Also confirm, if true, that the final merger agreement and related agreements did not differ materially from those reviewed by the financial advisors.

RESPONSE

        Insight management has confirmed the facts assumed by Evercore and Citigroup with respect to the projections prepared by management. The financial advisors have confirmed that the final merger agreement and related agreements did not differ materially from those reviewed by the financial advisors.

29.
Certain of the pages of the exhibits to the Schedule 13E-3 are in a font so small that they cannot be read, even on a computer screen. See, for example, the page entitle[d] "Estimated Basis for Key Holders," and several pages that follow, which are included in exhibit (c)(3) to the Schedule 13E-3. Review and revise the exhibits to be certain that all information can be understood.

RESPONSE

        We have refiled each presentation with the Schedule 13E-3/A, and we have enlarged the text in certain slides of each presentation to enhance readability.

30.
In addition, the materials filed in EDGAR indicate that there are charts and graphics that have been omitted from the filing. See, for example, the May 4, 2005 presentation. Revise the exhibits to provide complete copies of the reports that are required to be filed by Item 1015 of Regulation M-A.

RESPONSE

        We have refiled each presentation with the Schedule 13E-3/A, and where a chart or graph was difficult to read in the presentation, we have included a narrative description of the chart or graph in the linked text consistent with Rule 304(a) of Regulation S-T.

31.
We note that the offer price is below the range indicated by certain analyses performed by the financial advisors, such as the minority squeeze out analysis. Clarify how the financial advisors reached their fairness opinions despite this information.

RESPONSE

        The financial advisors have informed us that they did not rely upon any one analysis in reaching their respective fairness opinions. The financial advisors considered many analyses in reaching fairness and noted that while the offer price was below the range indicated by certain analyses, the offer price was above the range for certain other analyses performed by them. The financial advisors arrived at their respective fairness determinations based on the results of all analyses undertaken by them and assessed as a whole. The financial advisors believe that the totality of the factors considered and analyses performed by them in connection with their opinions operated collectively to support their determination as to the fairness of the merger consideration to the unaffiliated stockholders of Insight. The financial advisors further informed Insight that they did not assign any specific weight to any of the analyses and did not draw any conclusion from or with regard to any one method of analysis. We believe that the disclosure in the second paragraph under "Special Factors—Opinions of the Financial Advisors—Summary of Financial Analyses," which appears on pages 25 and 26 of the amended proxy statement, addresses this concern.

32.
Revise to disclose the criteria for selection of all comparable companies and comparable transactions. Disclose whether any companies or transactions fitting these criteria were excluded from the analysis and why.

RESPONSE

        The financial advisors have informed us that the companies used in the Peer Group Trading Analysis were the four publicly traded companies that derive the majority of their revenues from the operation of a cable business. Page 27 of the amended proxy statement reflects this information. For purposes of this analysis, the financial advisors did not exclude any companies that met this criteria.

        The financial advisors have also informed us that the transactions used in the Selected Precedent Change of Control Transactions Analysis were the 19 merger and acquisition transactions involving a change of control announced since May 1999 in which a cable company or the cable assets of a company were sold to either a strategic or financial buyer. Pages 28 and 30 of the amended proxy statement reflect this information. For purposes of this analysis, the financial advisors did not exclude any transactions that met this criteria While the financial advisors understood that the proposed transaction did not involve a change of control, they considered the selected precedent transaction trading multiples relevant to their financial analyses taken as a whole.

Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger, page 54

33.
Revise the introductory paragraph to describe the requirement that each filing person provide a fairness determination that is consistent with Item 1014(a) of Regulation M-A. Currently you discuss a fairness determination regarding the merger consideration, as opposed to the fairness of the transaction. Please be certain each fairness determination is consistent with Item 1014 in this regard.

RESPONSE

        The disclosure under "Special Factors—Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger" has been revised to clarify that each filing person must provide a determination as to the substantive and procedural fairness of the transaction, rather than regarding the fairness of the merger consideration alone. Please refer to page 31 of the amended proxy statement.

34.
It appears from the background section that the continuing shareholders did obtain advice from third-party advisors. Please advise or revise the second paragraph accordingly.

RESPONSE

        Sidney Knafel and Michael Willner did consult with Morgan Stanley and Stephens regarding certain structural and financial aspects of a potential transaction, as indicated under "Background of the Merger"; however, neither Morgan Stanley nor Stephens provided an analysis or opinion with respect to the fairness of the merger consideration. Therefore the disclosure in the second paragraph indicating that Acquisition and the Affiliated Continuing Investors did not "engage a financial advisor to perform [    ] any valuation analysis for the purpose of assessing the fairness of the merger" is accurate.

35.
Revise each of the factors listed to discuss them in reasonable detail. For example, how do they expect the information discussed in the first bullet point to "affect Insight's profitability," what is the significance of the information disclosed in the second bullet point, etc.

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 32 and 33 of the amended proxy statement.

36.
Clarify how these filing persons reached their procedural fairness determination despite the absence of certain safeguards discussed in Item 1014 of Regulation M-A.

RESPONSE

        The filing persons believe that the proposed transaction features the key procedural safeguards described in Item 1014 of Regulation M-A. The transaction was negotiated and unanimously approved by an independent special committee consisting of directors who will not be continuing stockholders in Acquisition after the consummation of the proposed transaction and are not Insight officers or employees. The special committee retained nationally recognized legal and financial advisors, for which the special committee made determinations with respect to independence as described in the amended proxy statement. The special committee's advisors assisted the committee in vigorous negotiations on behalf of the unaffiliated stockholders. The special committee's two financial advisors each delivered an opinion as to the fairness, from a financial point of view, of the merger consideration. Finally, the transaction has been structured to include a "majority of the minority" approval requirement.

Projected Financial Information, page 57

37.
Revise this disclosure to summarize all projections provided to the financial advisors by management. We note the projections included in the board books provided as exhibits to the Schedule 13E-3.

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 37 through 39 of the amended proxy statement.

38.
With a view toward disclosure, provide us the projections as they were presented on April 28, 2005. Tell us how the projections changed in the July 27, 2005 update and why.

RESPONSE

        The projections, as they were presented on April 28, 2005, are in the May 4, 2005 board book, which was filed as exhibit (c)(3) to the Schedule 13E-3.

        As disclosed in response to comment 37, Insight provided the special committee and its financial advisors with projections prepared on April 28, 2005 and provided certain information that was used to update the projections on June 15, 2005 and July 27, 2005. Insight management customarily prepares reforecasts of its current-year budget as and when it deems necessary. The following describes the changes between the three sets of projections and the reasons for such changes.

June 15, 2005 Projections vs. April 28, 2005 Projections

        The June 15, 2005 projections updated management's forecast for 2005, but did not affect projections for 2006 and beyond. Revenue for 2005 was increased by approximately $3 million, primarily due to higher basic, digital and high-speed Internet subscriber growth, as well as increased digital ARPU. This increase was largely offset by lower telephony subscriber growth, as well as lower basic, high-speed Internet and telephony ARPU. EBITDA was lower by approximately $7 million, due primarily to the change in revenue as well as higher projected programming expenses. Accordingly, system cash flow was lower by approximately $6 million. Capital expenditures for 2005 remained the same.

July 27, 2005 Projections vs. June 15, 2005 Projections

        The July 27, 2005 projections updated management's forecast for 2005 for actual second quarter 2005 results, but did not affect projections for 2006 and beyond (with the exception of capital expenditures, as described below). Projected revenue decreased by approximately $9 million, primarily due to lower basic, digital and telephony subscriber growth (while high-speed Internet subscriber growth remained relatively flat). This decrease was offset partially by higher basic, digital and telephony ARPU (while high-speed Internet ARPU remained relatively flat). EBITDA was increased by approximately $7 million, due primarily to the change in revenue, lower projected programming expenses, one-time programming credits and lower operating costs and selling, general and administrative expenses ("SG&A"). Accordingly, system cash flow increased by approximately $7 million. Certain discretionary network capital expenditures amounting to approximately $18 million were deferred from 2005 to 2006. Capital expenditures remained the same for 2007 to 2010.

July 27, 2005 Projections vs. April 28, 2005 Projections

        Relative to the April 28, 2005 projections, the July 27, 2005 projections estimated revenue to be lower by approximately $6 million, primarily due to lower digital and telephony subscriber growth, as well as lower high-speed Internet ARPU. This was partially offset by higher projected basic and high-speed Internet subscriber growth, as well as higher digital and telephony ARPU (while basic ARPU remained relatively flat). Net of the effect of the change in programming expenses and operating costs and SG&A expenses, EBITDA projections remained approximately flat. Accordingly, system cash flow increased marginally, by $1 million. Certain discretionary network capital expenditures amounting to approximately $18 million were deferred from 2005 to 2006. Capital expenditures remained the same for 2007 to 2010.

        The disclosure on pages 37 through 39 of the amended proxy statement has been revised to reflect each of these sets of projections and the material assumptions used.

39.
Tell us why management did not consider "any potential dissolution of the Insight Midwest joint venture" in creating the July 25, 2005 projections. We note the disclosure on page 29 that as of

  May 10, 2005, the company was aware that Comcast intended to seek dissolution of this joint venture.

RESPONSE

        As disclosed in the preliminary proxy statement, at the time Insight's board of directors received the buyers' proposal on March 6, 2005, Insight had not recently prepared financial projections beyond the then-current fiscal year. Accordingly, the special committee requested management to develop appropriate financial projections in connection with their review of the proposal. The special committee did not direct management to include in the projections the impact of a dissolution of the Insight Midwest joint venture, although the projections included certain information provided by Insight management relating to the projected impact of a dissolution of the Insight Midwest joint venture. The completed projections were delivered by Insight management to the special committee on April 28, prior to the May 10 statement by a Comcast executive at a securities analyst conference that Comcast intended to commence the dissolution process when it first becomes possible. On June 15, 2005, Insight management delivered to the financial advisors of the special committee management's revised forecast for 2005, which information was used to update the financial projections of Insight with respect to 2005 only and did not affect projections for 2006 and beyond. On July 27, 2005, Insight management delivered to the financial advisors of the special committee Insight's actual financial results for the second quarter of 2005, which information was used to further update the financial projections of Insight with respect to 2005 only and did not affect projections for 2006 and beyond (with the exception of capital expenditures for 2006 to reflect a portion deferred from 2005 to 2006).

        Insight management did not include in its projections the possibility of a dissolution as it required speculation and created uncertainties in a number of respects. First, there was (and still remains) no assurance that Comcast will commence the dissolution process when it first becomes possible on January 1, 2006. Insight has not received any formal notice of Comcast's intent to commence the dissolution process and cannot plan its business operations based upon an event with such inherent uncertainty. Furthermore, Insight's management cannot speculate as to which of the assets (i.e., the cable television systems) would be allocated to Comcast and which would be allocated to Insight in any dissolution commencement notice received from Comcast and how the groupings of cable television systems included in the various geographic clusters would impact operating efficiencies after completion of the asset division. Finally, Insight considered the fact that dissolution could entail a lengthy process from commencement to consummation, and that the pro forma information for the impact of dissolution provided for future periods would by its nature be less reliable.

40.
We note that you have summarized "certain" assumptions upon which the projections are based. Revise to disclose all material assumptions underlying the projections.

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 38 and 39 of the amended proxy statement.

41.
Eliminate the disclaimer in the second paragraph of this section. While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. Please revise.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 37 of the amended proxy statement.

Interests of Certain Persons in the Merger, page 58

42.
Fill in the blanks in this section in your next amendment.

RESPONSE

        As indicated in our response to comment 4 above, the final Continuing Investors have not been determined yet, and all disclosures regarding the Continuing Investors in the proxy statement will be submitted for your review prior to mailing definitive proxy materials.

43.
Revise pages 58-9 to describe "Loan Program Exchange Shares" and how and to whom they were issued so that security holders may understand the significance of this disclosure.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 47 of the amended proxy statement.

Estimated Fees and Expenses, page 60

44.
Revise this or another appropriate section of the document to disclose all fee information required by Item 1015 of Regulation M-A with respect to each of the advisors discussed here, to the extent you have not done so. For each, quantify the portion of the compensation which is contingent on the success of the transaction.

RESPONSE

        Fees payable to Evercore and Citigroup are disclosed under "Special Factors—Opinions of Financial Advisors—Fees and Qualifications." In addition, we have revised this section to include a footnote to the Financial Advisors line that will indicate the aggregate fees payable to each of the financial advisors, once fees payable to Morgan Stanley and Stephens are definitively determined, and that fees payable to Morgan Stanley and Stephens are contingent on consummation of the merger. Please refer to page 59 of the amended proxy statement.

Certain United States Federal Income Tax Consequences, page 65

45.
Tell us what IRS regulations require you to provide the disclaimer on page 65. If you are referring to Circular 230, provide us your analysis regarding why the requirements of the Circular apply. It appears that this disclosure is required to be filed and therefore exempt from the legend requirement. As such, it appears that the disclaimer is inappropriate and must be deleted.

RESPONSE

        The referenced disclaimer has been deleted, as requested. Please refer to page 49 of the amended proxy statement.

The Merger Agreement, page 71

46.
You state that the "summary of the material terms of the merger agreement… is qualified by reference to the complete text of the merger agreement." Please eliminate this disclaimer and the similar disclaimer in the third sentence of this paragraph, as security holders are entitled to rely on your disclosure in the document.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 71 of the amended proxy statement.

Selected Historical Consolidated Financial Data, page 90

47.
It [is] does not appear that you have provided all of the summary financial information required by Item 1010(c) of Regulation M-A. Please revise this section accordingly.

RESPONSE

        The disclosure has been revised as requested. Please refer to pages 90 and 91 of the amended proxy statement.

48.
Tell us why you believe the pro forma information required by Item 13(b) of Schedule 13E-3 is not required.

RESPONSE

        Item 1010(b) of Regulation M-A requires pro forma financial information "if material". We do not believe that pro forma financial information is material to a stockholder's voting decision with respect to a cash-out merger. The voting decision, in this case, essentially is whether or not $11.75 per share is an appropriate price for Insight common stock. What the company will look like after the merger is not relevant to this decision. By analogy, Item 10 of Schedule TO does not require pro forma financial information or historical financial information in connection with a cash tender offer, and although the proposed merger is legally distinct from a tender offer, effectively, Insight stockholders (other than the Continuing Investors) are being offered cash for their shares and financing is not a condition to the merger. In this regard, the Continuing Investors are not the target audience for the proxy statement disclosure, as they either have or will have agreed to vote their shares in favor of the merger under the voting agreement described in the proxy statement or will have made a decision with respect to the transaction by agreeing to become a Continuing Investor. Further, providing pro forma information showing the post-merger company could be confusing to stockholders in that current Insight stockholders (other than Continuing Investors) will not have an interest in the post-merger company. Based on the foregoing, we determined that pro forma financial information is not material to Insight stockholders being asked to vote on the proposed merger.

Additional Information, page 99

49.
Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference, if necessary. Please confirm that you will do so and revise this section to clarify.

RESPONSE

        The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC. Such amendments would include, if necessary, any documents filed under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Pursuant to Regulation 14A, the proxy statement will incorporate by reference information in subsequently-filed documents. The disclosure, which appears on page 100 of the amended proxy statement, has been revised to reflect these changes.

50.
We note the multiple disclaimers regarding disclosure of the representations and warranties included in the merger agreement, as well as other information, in the proxy statement, the level of materiality, etc. Please revise this disclosure to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

RESPONSE

        The disclosure has been revised as requested. Please refer to page 101 of the amended proxy statement.

* * * * * * *

        As requested, Insight, on behalf of itself and each other filing person, acknowledges that:

  •
  Insight is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and in all filings made pursuant to Rule 13e-3;

  •
  Each filing person other than Insight is responsible for the adequacy and accuracy of the disclosure relating to the transaction and to any other matters within such filing person's knowledge in the Proxy Statement and in all filings made pursuant to Rule 13e-3;

  •
  SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and

  •
  Neither Insight nor any of the filing persons may assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        We hope you will find this letter responsive to your comments. Your prompt review of our responses would be greatly appreciated. If you have any questions regarding these responses, please contact me at 917-286-2300. Please direct any written correspondence to my attention by fax at 917-286-2301.

Sincerely,
/s/ ELLIOT BRECHER Elliot Brecher Senior Vice President and General Counsel
cc:
Stephen F. Arcano, Esq.
Thomas D. Twedt, Esq.
Jeffery J. Rosen, Esq.
Joseph H. Schmitt, Esq.